Steven A. Glover
Assistant General Counsel
Direct Line (713) 831-3633
E-mail: steven.glover@aglife.com

Via Edgar and Overnight Mail

September 3, 2014

Ms. Jamie Lynn Walter

Senior Counsel

Disclosure Review Office

Insured Investments

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-8629

Re:	Separate Account VL-R (“Registrant”)

American General Life Insurance Company (“Depositor”)

Initial Registration Statement on Form N-6

File Nos. 333-196172 and 811-08561

Dear Ms. Walter:

We acknowledge receipt of the SEC Staff’s oral comments, received on August 20, 2014. We have stated each material comment as the Depositor understands it to be. Comments about consistency or a change of words but not of substance are not addressed in this letter. Responses to such comments are made in the text of the draft prospectus. The page numbers shown in the comments and responses refer to the marked version of the draft prospectus provided with our previous letter that responded to the Staff’s written comments. We have considered your comments and are providing the following responses:

GENERAL

1. Comment – In the Fee Tables disclosure for the Terminal Illness Rider on page 17, remove footnote 4 and instead add the footnote 4 information to cell 3.

Response – The requested change has been made.

Securities and Exchange Commission

September 3, 2014

2. Comment – Review to assure all cross references are properly made as to page number and appropriate sections being referenced.

Response – We have again checked all cross references and believe they are accurate.

3. Comment – In “Effect of changes in insurance coverage on guarantee period benefit” on page 43 name both riders being discussed, in lieu of referring to them as the “guarantee benefit” riders.

Response – The requested change has been made.

4. Comment – Under the “Waiver of Monthly Deduction Rider” on page 45, revise the discussion that begins “When we ‘pay benefits’ under this rider,” as it is unclear what happens.

Response – The section has been revised to clarify that the Policy’s cash value, but not the accumulation value, is reduced, emphasizing the lack of effect on the accumulation value.

5. Comment – What term life insurance riders on the life of the insured person are being referred to in the Overloan Protection Rider discussion on page 46? Currently an owner of the Policy does not have the right to purchase such term life insurance under the Policy.

Response – The Policy does not offer term life insurance on the life of its insured person. Therefore the reference to such term life insurance has been deleted.

GUARANTEED MINIMUM DEATH BENEFIT RIDER

6. Comments about the Guaranteed Minimum Death Benefit Rider beginning on page 48.

a.	Add disclosure to the Guaranteed Minimum Death Benefit Rider discussion that payment of the monthly guarantee premiums will keep the policy from lapsing. Use the Risk of Lapse on page 10 as an example.

Response – We have revised the second paragraph of the “Guaranteed Minimum Death Benefit Rider” section on page 48, “Continuation Guarantee,” to substantially reflect the language referred to on page 10.

Securities and Exchange Commission

September 3, 2014

b.	Add further discussion about the concept of the Continuation Guarantee Account.

Response – We have revised the second through fifth paragraphs of the Guaranteed Minimum Death Benefit Rider section and have added substantive discussion about the Continuation Guarantee Account.

c.	Describe the beginning balance for the Continuation Guarantee Account.

Response – The revised fourth and fifth paragraphs of the Guaranteed Minimum Death Benefit Rider section discuss how the Continuation Guarantee Account is established.

d.	Disclose the risk of failing to properly fund the Continuation Guarantee Account while still paying for it.

Response – We have added a new third paragraph to the rider discussion that sets out the risk of the owner’s failure to terminate the rider even though the rider is not providing the Continuation Guarantee no-lapse guarantee.

e.	Disclose how the Continuation Guarantee Account is increased.

Response – We have revised the first two paragraphs of the “Continuation Guarantee Account” section on pages 48 and 49 that describe how the Continuation Guarantee Account value increases or decreases.

f	Describe the interest rate used with the Continuation Guarantee Account. When is it applied? What is it and what is it used for?

Response – We have revised the second paragraph of the “Continuation Guarantee Account” subsection on page 48 to provide discussion about the Continuation Guarantee Account interest rate.

g.	Disclose in the “Continuation Guarantee Enhancement” section on page 50 where the owner will find the charge for the rider.

Response – The “Continuation Guarantee Enhancement” section has been revised to include a statement of where the rider charges can be found.

h.	In the “First example” section on page 50, there appears to be a mathematical error in the described calculation.

Response – The “First example” on page 50 has been revised to demonstrate that the Continuation Guarantee Account threshold premium requirement is to be multiplied by two.

Securities and Exchange Commission

September 3, 2014

LIFESTYLE INCOME RIDER

7. Comment – Lifestyle Income Rider comments.

Response – Comments and responses to comments about the Lifestyle Income Rider, which is discussed beginning on page 60, have been omitted because this rider has been removed from the policy.

We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on or about September 11, 2014, contingent on further review and comments by the Staff, and request acceleration to a date of September 15, 2014. If you have any further questions, please contact me at 713-831-3633.

Very truly yours,

/s/ Steven A. Glover

Steven A. Glover

Assistant General Counsel

Steven A. Glover
Assistant General Counsel
Direct Line (713) 831-3633
E-mail: steven.glover@aglife.com

Via Edgar and Overnight Mail

September 3, 2014

Ms. Jamie Lynn Walter

Senior Counsel

Disclosure Review Office

Insured Investments

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-8629

Re:	Separate Account VL-R (“Registrant”)
American General Life Insurance Company (“Depositor”)
Initial Registration Statement on Form N-6
File Nos. 333-196172 and 811-08561

Dear Ms. Walter:

We acknowledge receipt of the SEC Staff’s additional oral comments, received on August 26, 2014. We have stated each comment as the Depositor understands it to be. The page numbers shown in the comments and responses refer to the marked version of the draft prospectus provided with our previous letter that responded to the Staff’s written comments. We have considered your comments and are providing the following responses:

GUARANTEED MINIMUM DEATH BENEFIT RIDER

1. Comments about the Guaranteed Minimum Death Benefit Rider beginning on page 48.

a.	Explain how each charge is determined.

Response – In response to this comment, we have made revisions to the current disclosure of the four charges assessed against the Continuation Guarantee Account for each policy owner who purchases the Guaranteed Minimum Death Benefit Rider, by revising the “Charges against the Continuation Guarantee Account” section on page 49. The revised

Securities and Exchange Commission

September 3, 2014

disclosure, depending on which of the four charges is being considered, is either in the current section, or cross referenced in the immediately following paragraph to examples of how the charge is calculated.

b.	Explain clearly in plain English how amounts are credited to and charged against the Continuation Guarantee Account.

Response – In response to this comment, we have revised much of the disclosure beginning on page 48 commencing with the Guaranteed Minimum Death Benefit Rider section, to the subsection titled “Additional adjustments to the Continuation Guarantee Account value,” which itself has been revised to include brief discussion about charges individual policy owners may incur on account of choices within their own policy.

c.	Provide an example, using numerical values, of how the Continuation Guarantee Account works, using the “representative” person from the Fee Table.

Response – We have revised the disclosure on page 50 to add an example of the 38 year old male representative person. The example, while hypothetical, uses numeric values to show three outcomes for the Continuation Guarantee benefit on account of rates of return and policy owner decisions.

d.	Fully explain how the rider works with the Lifestyle Income Rider.

Response – Because the Lifestyle Income Rider will no longer be an optional rider offered through the Policy, this comment does not have a response.

e.	Disclose the risks of purchasing the rider.

Response – As indicated in our response to a similar Staff comment reflected in our letter regarding the first set of oral comments, we have added a new third paragraph to the rider discussion that sets out the risk of the owner’s failure to terminate the rider even though the rider is not providing the Continuation Guarantee no-lapse guarantee.

f.	Discuss the reasons an individual would purchase this rider rather than relying on the Monthly Guarantee Premium Rider for First 20 Years, which has no charge.

Response – We have revised the discussion on page 47 for the Monthly Guarantee Premium Rider for First 20 Years indicating the few potential advantages of each of these riders over the other. The additional disclosure is found in the third paragragph of the discussion. In addition we have revised the discussion for the Guaranteed Minimum Death Benefit Rider on page 48, adding a new second paragraph that cross references the new discussion for the Monthly Guarantee Premium Rider for First 20 Years.

Securities and Exchange Commission

September 3, 2014

LIFESTYLE INCOME RIDER

2. Comment – Why do the Tables of Fees and Charges beginning on page 12 use two different ages for the representative person? The Tables show 38-year old and 50-year old males. The Surrender Charge, Cost of Insurance Charge, Monthly Charge per $1000 of Specified Amount, and Spouse Term Rider are age 38 males. The Accelerated Access Solution Rider and the Guaranteed Minimum Death Benefit Rider are age 50 males. Describe the reason for the difference; otherwise, use the same representative person throughout.

Response – The Lifestyle Income Rider will no longer be an optional rider offered through the Policy. However, in response to this comment, we have revised all discussion throughout the prospectus about the representative person to be a male, age 38, preferred non-tobacco, with $360,000 specified amount. These changes are for the Accelerated Access Solution and Guaranteed Minimum Death Benefit Riders. The changes appear in the Tables of Fees and Charges on pages 17 and 20, respectively, as well as the rider descriptions on pages 53 and 48.

3. Comment – Consider changing the names of the Monthly Guarantee Premium Rider for First 20 Years and the Guaranteed Minimum Death Benefit Rider as they do not appear to provide actual guarantees.

Response – We acknowledge the Staff’s request to change the names of these two riders. Because both riders are approved state insurance forms, including approval of each name, such a change would not be possible.

We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on or about September 11, 2014, contingent on further review and comments by the Staff, and request acceleration to a date of September 15, 2014. If you have any further questions, please contact me at 713-831-3633.

Very truly yours,

/s/ Steven A. Glover

Steven A. Glover

Assistant General Counsel